FORM U-12(I)-B (THREE-YEAR STATEMENT)


                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 2000

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of 1935 by a Person Regularly Employed or Retained by a Registered Holding Company or a Subsidiary Thereof and Whose Employment Contemplates Only Routine Expenses as Specified in Rule 71(b)



      1. Name and business address of person filing statement.

            See attached Exhibit A.


      2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

            None.


      3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

            American Electric Power Service Corporation which provides services to American Electric Power Company, Inc. and its subsidiaries.


      4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in such position or relationship.

            See attached Exhibit B.


      5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

            See attached Exhibit C.

            (b)   Basis for compensation if other than salary.

            None



      6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

            (a) Total amount of routine expenses charged to client:

            Not applicable.


            (b) Itemized list of all other expenses.

            None.


Date: June 21, 2000

                  American Electric Power Service Corporation

                  By:  /s/ Mark W. Menezes
                        Mark W. Menezes

                  By:  /s/ Frederick C. Wendorf
                        Frederick C. Wendorf

                  By:  /s/ Sabrina Campbell
                        Sabrina Campbell



                                    EXHIBIT A

            Names, corporate affiliations and business addresses of individuals who may act during 2000 in matters included within the exemption provided by paragraph (b) of Rule 71:

American Electric Power Service Corporation

Mark W. Menezes
Frederick C. Wendorf
Sabrina Campbell

the business address of each of whom is 801 Pennsylvania Avenue, N.W., Washington, D.C. 20004



                                    EXHIBIT B

American Electric Power Service Corporation

Name                                Position

Mark W. Menezes                     Vice President and Associate General Counsel
                                    Duties include representing American
                                    Electric Power System's positions before
                                    Executive and Legislative branches of
                                    Federal Government.
Frederick C. Wendorf                Director, Federal Affairs
                                    Duties include representing American
                                    Electric Power System's positions before
                                    Executive and Legislative branches of
                                    Federal Government.
Sabrina Campbell                    Director, Federal Agency Relations
                                    Duties include representing American
                                    Electric Power System's positions before
                                    Executive and Legislative branches of
                                    Federal Government.



                                    EXHIBIT C

Name        Total Compensation for 2000   Estimated Compensation for 2001

Mark W. Menezes         Compensation of the named individuals
Frederick C. Wendorf    is filed under confidential treatment
Sabrina Campbell        pursuant to Rule 104 (b)